DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

September 23, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 23, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2011, to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), filed by the Company with the Commission on September 7, 2011.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 3 to the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Our Business, page 1

1.	We note limited revisions in response to prior comment 1 and therefore reissue the comment. The risks and drawbacks of your product should be disclosed as prominently

September 21, 2011

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as your disclosure of the benefits of your product. Revise the summary to provide balanced disclosure.

RESPONSE: In response to the Staff’s comment, the Company revised the Prospectus Summary to prominently disclose the risks and drawbacks of CoolSculpting.

2.	We note from the materials you have provided that your product has achieved less than 100% effectiveness. In this regard, the Rosales-Berger study (seven of nine subjects), the study labeled #230 (20 of 25 subjects), and the study labeled #62 (17 of 21 subjects) appear to show similar success rates. Given these results, it is unclear why the prospectus includes numerous unequivocal statements regarding the effectiveness of your product. For example, we note your statement in the final sentence of the first paragraph of this section that your product “safely, noticeably and measurably reduces the fat layer within a treated fat bulge without requiring the patient to diet or exercise.” Please reconcile your prospectus disclosure.

RESPONSE: In response to the Staff’s comment, the Company revised the final sentence in the first paragraph as well as statements throughout the Prospectus Summary to clarify that not all patients will achieve noticeable and measurable aesthetic results from a CoolSculpting procedure. The Company also specifically disclosed in the first paragraph that not all patients participating in its pivotal clinical trial achieved noticeable aesthetic results.

3.	We note your response to prior comment 3; however, your references to the “significant experience” and “target characteristics” of the physicians you target remain vague. Please explain in greater detail whether and how you are applying objective criteria to determine which physicians to target. For example, it is unclear whether you require a physician to have practiced for a minimum number of years, performed a certain number of procedures or established a particular-sized patient base. If you do not apply objective criteria, please tell us how you are able to include disclosure that 4,000 to 5,000 physician practice sites meet your target characteristics. In your response, please also clarify how you define a physician practice site.

RESPONSE: In response to the Staff’s comment, the Company revised its disclosure regarding its selective marketing strategy for CoolSculpting. Based on its market research study commissioned through Easton Associates, the Company determined that there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites worldwide. A practice site is a physical office location. According to its research, there are an average of 2.33 physicians per practice site. The Company intends to target 4,000 to 5,000 physician practice sites on a global basis. The Company utilizes commercially available market data to identify those practices sites with physicians who have practices focused on aesthetic procedures. During the sales process, the Company’s sales force and distributors meet with the physician(s) at the practice site and target those physicians who express a willingness to position CoolSculpting as a premium, differentiated treatment and participate in the Company’s practice marketing and support programs.

September 21, 2011

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4.	In your response to comment 3 of the staff’s letter dated August 9, 2011 you state that no geographic region or specific country has been responsible for a disproportionate amount of revenue generated outside of North America. However, your response to comment 4 of the staff’s letter dated September 2, 2011 indicates that the Asia-Pacific region accounted for half of your revenue outside of North America for the fiscal year ended December 31, 2010. Please revise your disclosure to include the information contained in your response to prior comment 4.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 14, 42 and 66.

Market Overview, page 2

5.	We note your response to prior comment 5 and continue to believe that the definition of your target market is too broad. Please revise your disclosure to clarify the inherent limitations of using the aesthetic procedures market as a proxy for your product’s more limited addressable market. To this end, please also add disclosure identifying the disparate treatment options that fall within the aesthetic procedures market.

RESPONSE: In response to the Staff’s comments, the Company added disclosure to clarify that CoolSculpting cannot address the entire aesthetic procedure market. The Company also added disclosure identifying the disparate treatment options (including the top 5 surgical and non-surgical procedures in 2010) that fall within the aesthetic procedures market.

6.	We note your response to prior comment 7. In order to accurately describe the relevant scope of the research conducted on your product, please disclose in the summary and business sections the number of patients in each study.

RESPONSE: In response to the Staff’s comment, the Company disclosed that its pivotal FDA clinical trial involved 60 patients. The Company also disclosed that its clinical studies and the clinical studies conducted by third parties to support the safety and effectiveness of CoolSculpting involved more than 300 patients.

7.	We note your response to prior comment 8. Please disclose in the summary the information provided in your response as to why obese patients may not be appropriate candidates for your procedure.

RESPONSE: In response to the Staff’s comment, the Company added disclosure on the first page of the Prospectus Summary regarding why obese patients are not typically good candidates for CoolSculpting.

Excellent Safety Profile, page 3

8.	We note your response to prior comment 9. Revise to disclose the adverse events of which you are aware that were not resolved within one week.

September 21, 2011

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RESPONSE: In response to the Staff’s comments, the Company added disclosure regarding the adverse events related to the CoolSculpting procedure it has received since the commercial launch of CoolSculpting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

-Critical Accounting Policies and Estimates, page 45

-Stock-based Compensation, page 46

9.	We note your response to prior comment 16. For your stock options granted on July 27, 2011 and July 29, 2011, please describe in more detail why you assigned a 50% probability to an IPO exit strategy on October 15, 2011 considering you filed your Form S-1 on July 13, 2011.

RESPONSE: The Company advises the Staff that a 50% probability was assigned to an IPO exit strategy because at the time of the July 27, 2011 and July 29, 2011 option grants there were still significant uncertainties surrounding the date at which the Company could and would effectuate an IPO. These uncertainties were based on three areas of concern:

(i)    Neither the Board of Directors nor management could be certain that the Company could complete all the necessary steps and prepare to effectuate an IPO by October 2011, which was only three months later.

(ii)    Market conditions continued to be volatile and it was uncertain whether the markets would be favorable for IPOs in 2011.

(iii)    The Board of Directors and management were still assessing the Company’s financial performance, and uncertain whether the Company could demonstrate the necessary financial performance to support an IPO in the fall of 2011, or whether the Company would need to wait until it could evaluate its financial performance after the end of the fiscal year.

In addition to the 50% probability of an October 2011 IPO, there was also a 10% probability of the Company being acquired by October 2011 as a result of disclosing significant information regarding its performance in its Registration Statement. The Company believes the total of a 60% probability of an exit event in the fall of 2011 should be viewed in light of a 30% probability of a Spring 2012 exit event and a 10% probability of no exit event.

September 21, 2011

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Business, page 65

10.	We note your response to prior comment 17 and reissue the comment. As previously noted, your business section should provide a balanced discussion of your product. Refer to comment 1 above.

RESPONSE: In response to the Staff’s comment, the Company significantly revised the Business section to prominently disclose the risks and drawbacks of CoolSculpting. In addition, the Company revised the Business section to reflect the Staff’s comments 2 through 8 above.

Sales, page 80

11.	We note that you have several distributors, including a large distributor in Brazil. Please disclose the material terms of the standard distribution agreement, including term, termination, exclusivity and indemnification provisions. If the material terms of your distribution agreements vary by distributor, please describe the range of such terms. As an example, we note that the contractual term in the form of distribution agreement filed as exhibit 10.26 is unspecified and appears subject to negotiation.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 80 of the prospectus to disclose the material terms of its form of distribution agreement, including the term, termination, exclusivity and indemnification provisions, describing the range of those provisions which are not standard for all of our distributors.

Customer Support, page 81

12.	We note your response to prior comment 19. Please revise to describe the material terms of your third-party logistics agreement with Crane Worldwide Logistics. In addition, please file the agreement with your next amendment.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that is has not filed or disclosed its contractual arrangement with Crane Worldwide Logistics because this contractual arrangement is not material in amount or significance to the Company, and is not required to be filed under Item 601 of Regulation S-K. In an effort to respond to the Staff’s prior comment, the Company disclosed its arrangement with Crane Worldwide Logistics. In doing so, however, the Company may have inappropriately indicated that this arrangement had more significance to the Company’s business than it does in reality. Crane Worldwide Logistics is a “white-glove” delivery service that the Company has engaged in the ordinary course of business to handle the transportation and storage of its replacement CoolSculpting Systems and system modules. Because of the modular nature of the Company’s CoolSculpting System, Crane Worldwide Logistics is not required to have any special technical expertise or training to provide their services to the Company. As disclosed, Crane Worldwide Logistics is merely required to deliver the equipment, unpack it, and power it on to ensure it is working properly. Moreover, there are multiple companies that provide the same services offered by Crane Worldwide Logistics, and it is customary in the medical device

September 21, 2011

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industry for equipment providers to retain a service provider like Crane Worldwide Logistics.

13.	Revise to disclose your procedure card warranty, if material.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that its procedure card warranty is not material. The Company provides a limited warranty for the life of the procedure card, which is equal to the number of cycles of CoolSculpting included on the card (up to 24 cycles). The warranty provides that the procedure cards will be free from material defects in materials and workmanship and will substantially conform to the Company’s written specifications applicable to the procedure cards as such specifications exist on the date of shipment. As of June 30, 2011, only approximately 0.5% of the Company’s procedure cards have failed and their replacement cost is immaterial.

Competition, page 83

14.	The relative strengths and disadvantages of ultrasound and laser energy-based products remain unclear. Revise this section to clarify.

RESPONSE: In response to the Staff’s comments, the Company revised its disclosure to describe the relative strengths and disadvantages of ultrasound and laser energy-based products. In addition, the Company revised the disclosure to reflect that the FDA cleared the marketing of the first ultrasound energy-based product in September 2011.

Components of Executive Compensation, page 104

15.	We note that you have taken certain actions with regard to your executive compensation since the end of the most recent fiscal year. As one example, we note the agreement with Gordon Nye dated July 11, 2011 to increase his base salary by approximately 66%. Revise to provide updated disclosure. Refer to Instruction 2 of Item 402(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has described the actions the Company has taken with regard to executive compensation since the end of the most recent fiscal year. The Company currently discloses on page 105 of the prospectus that its named executive officers are paid the below annualized base salaries for the year ending December 31, 2011:

Name and Title	2011 Base Salary
Gordon E. Nye, President and Chief Executive Officer	$500,000
John F. Howe, Chief Financial Officer and Senior Vice President	300,000

September 21, 2011

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David H. Heagy, Vice President of North American Sales	175,000
Richard W. Poinsett, Senior Vice President of Operations	250,000

The Company further disclosed in detail on pages 105 and 106 of the prospectus that with the assistance of Compensia, in June 2011, the compensation committee conducted an analysis of base salaries using compensation data disclosed in public filings to establish reference points that were used to compare the named executives’ 2010 base salaries to those provided by peer companies, which analysis is described in detail therein. As a result of this analysis, the compensation committee determined that 2010 base salaries were below that of the peer group and increased base salaries of the named executive officers in 2011 to approximately the 25th percentile of the Company’s peers.

The Compensation Committee determined to increase the base salaries of the named executive officers to approximately the 25th percentile of the Company’s peers without regard to the percentage increase in base salaries from 2010. The Company has revised its disclosure on page 106 of the prospectus to disclose that this conservative percentile was selected to continue to conserve the Company’s cash to support its commercialization plans and as the first step towards aligning the base salaries of its named executive officers with the market. The Company further revised its disclosure to provide that the compensation committee expects that named executive officers’ base salaries will increase further in 2012 as the Company continues to develop its compensation policies as a public company to ensure the retention of quality management.

Stock-Based Incentive Awards, page 108

16.	We note your response to prior comment 26 and reissue the comment. To the extent the committee’s decisions were based on subjective rather than objective criteria, provide for each named executive officer a specific discussion of the roles, responsibilities and accomplishments (and/or shortcomings) that formed the bases for the board’s subjective determination. In addition, please explain the substantial differences in the option awards made to your first, second and third most-highly compensated executives.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the prospectus to disclose for each named executive officer a specific discussion of the roles, responsibilities and accomplishments that formed the bases for the Compensation Committee’s subjective determination. In addition, the Company has revised its disclosure on page 109 of the prospectus to explain the differences in the option awards made to our Chief Executive Officer and our Chief Financial Officer.

September 21, 2011

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17.	Please disclose the minimum price at which the company’s shares must be listed in order for the chief executive officer’s options to purchase 1,107,444 shares to fully vest.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the prospectus to disclose the minimum price at which the Company’s shares must be listed in order for the Chief Executive Officer’s options to purchase 1,107,444 shares to fully vest.

Brazilian Distribution Agreement, page 126

18.	We note your response to prior comment 31. Please provide an expanded analysis as to why you believe that your agreement with your Brazilian distributor should not be filed despite the 39% interest in the distributor held by Venrock, one of your principal stockholders. In your response, please refer specifically to Items 404 and 601 of Regulation S-K as well as applicable staff guidance, as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has filed the Brazilian Distribution Agreement as an exhibit to Amendment No. 3 to the Registration Statement. Simultaneously, the Company has filed a confidentiality treatment request on a limited basis to redact the pricing terms of the agreement for competitive reasons.

Exhibits

19.	We note that you have not filed all of your exhibits, including your material license agreement with Massachusetts General Hospital and your legality opinion. Please note that the staff will require additional time to complete its review once all of your exhibits are filed.

RESPONSE: In response to the Staff’s comment, the Company has filed its license agreement with Massachusetts General Hospital, its legality opinion and its Brazilian Distribution Agreement as exhibits to Amendment No. 3 to the Registration Statement.

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September 21, 2011

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Partner